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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

SEC File Number:  1-12230
CUSIP Number:     007521-10-7 Common Stock

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1999

[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



PART I - REGISTRANT INFORMATION

Full Name of Registrant: ADVANCED DEPOSITION TECHNOLOGIES, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
580 Myles Standish Industrial Park
Taunton, Massachusetts  02780



PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject Form 10-KSB will be filed on or before April 14, 2000, the fifteenth calendar day following March 30, 2000, the prescribed due date;

[ ]      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

         The Registrant could not file its annual report on Form 10-KSB for the quarter ended December 31, 1999 on the prescribed filing date for the following reasons:

DELAY IN PRESENTATION OF FINANCIAL RESULTS FROM FOREIGN SUBSIDIARIES AND THE DELAY THIS CAUSED IN THE CONSOLIDATION THEREOF RESULTED IN INADEQUATE TIME FOR PROPER CHANNELING FOR THE AUDITOR REVIEW PROCESS. WE EXPECT TO FILE NEXT WEEK. AS A RESULT, THE REGISTRANT IS NOT ABLE WITHOUT UNREASONABLE EFFORT OR EXPENSE TO FILE ITS FORM 10-KSB ON OR PRIOR TO THE PRESCRIBED FILING DATE OF MARCH 30, 2000.



PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Joseph Keller, Controller                            (508) 823-0707
-------------------------                            --------------
         (Name)                                        (Tel. No.)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes   [X] No

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         Advanced Deposition Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated this 31 day of March, 2000

                                         ADVANCED DEPOSITION TECHNOLOGIES, INC.




                                         By  /s/ Joseph Keller
                                             ------------------------
                                             Joseph Keller
                                             Its Controller